Exhibit 4

FOR IMMEDIATE RELEASE Media Contact: Bradley Dawson Vice President, Marketing and Product Development 312.587.3844 bdawson@driehaus.com	25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com News Release

Driehaus Capital Management to Vote in Favor of Revised Carmike Cinema Offer

CHICAGO, Ill., August 4, 2016 – Driehaus Capital Management, a Chicago-based investment adviser of funds that beneficially own 2,430,578 shares of Carmike Cinemas, Inc. (NASDAQ: CKEC), today issued the following statement:

August 4, 2016

On July 25, 2016, AMC Entertainment Holdings Inc. (“AMC”) revised its offer for Carmike to $33.06 per share, composed of 70% cash and 30% stock. While an improvement, we still firmly believe that this revised offer, like the one that preceded it, undervalues Carmike and does not equitably share the value created from the prospective transaction.

We are confident that Carmike’s current standalone value is substantially in excess of the $33.06 per share offer. However, we are not as confident that it would be one year from today given management’s focus on selling the company rather than growing it. While we have closely considered alternatives to mitigate such concerns, we are also cognizant of the high hurdle rate such an action must clear given its time intensity and potential to disrupt the underlying business. This hurdle rate was cleared at the initial $30.00 per share offer price—but, today, the answer is not as clear-cut.

In this vein, despite its inequity we have decided to vote a substantial majority of our shares in favor of the transaction.

Once again, we do believe that the deal is significantly accretive, but simply inequitable in its distribution of the spoils and unfair from a valuation perspective to Carmike’s shareholders—and because we firmly believe in the deal’s accretive potential, we began to establish a position in AMC’s shares following the July 25 announcement of its revised proposal.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $8.6 billion in assets under management as of July 31, 2016. The firm manages global, emerging markets and US growth equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of August 4, 2016 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.